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October 6, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Attention:  Angela Crane, Branch Chief


Regarding:  Eastman Kodak Company
            Form 10-K for the fiscal year ended December 31, 2005
            Form 8-K filed April 22, 2005
            File No. 001-00087


Please find below the Company's response to the Staff's letter to me dated August 25, 2006. If you have any questions, please call Diane Wilfong (Kodak) at (585) 781-5650, Laurence Hickey (Kodak) at (585) 724-3378 or Brian Lane (Gibson, Dunn & Crutcher) at (202) 887-3646.







                              Sincerely,

                              /s/ Robert H. Brust






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In connection with its response to the Staff's comments, the
Company acknowledges the following:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2005

General

 1. We note from your website that you supply products in Iran, Sudan, and Syria, and that you have offices in these countries. In addition, public media reports indicate that your products are sold in Cuba. Cuba, Iran, Sudan, and Syria are countries identified as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. We note that the Form 10-K does not contain any information relating to operations in, or other contacts with, Cuba, Iran, Sudan, and Syria. Please describe your past, current, and anticipated operations in, or other contacts with, these countries, whether through subsidiaries, affiliates, and other direct or indirect arrangements. Your response with respect to each country should include, but not be limited to, the nature and scope of your activities; the nature of the technologies, products, and services provided; and whether any of your contacts are with the governments of those countries or entities that are affiliated with or controlled by those governments.

     Kodak has established a corporate policy statement that the Company will comply with all import and export regulations and laws worldwide. In accordance with that policy statement, the Company's Import and Export Regulatory Compliance Department ensures compliance with U.S. Export Laws.

     Kodak does engage in business activities in United States embargoed countries, such as Sudan, Syria and Iran, but only in a legal manner that is in full compliance with U.S. Export Law. Eastman Kodak Company has applied for and been approved for multiple validated export or re-export licenses with end destinations Iran and Sudan for different types of medical products. Kodak has no business activities in Cuba.

     As indicated above, the Company, including any of its international subsidiaries or branches only does business with the United States embargoed countries in a legal manner. If a validated export or re-export license is applied for and denied, Kodak does not engage in any business activity with that respective country.

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     Kodak had one subsidiary in Sudan that was sold in 2000
     and one subsidiary in Iran that was also sold in 2000. Another international subsidiary in Iran was placed in a dormant state in January of 2001, contemporaneous with the imposition of the United States embargo on Iran. This dormant company is inactive and Kodak has no facilities in Iran. Kodak has no operations or international subsidiaries in Syria.

     Kodak only engages in transactions relating to embargoed countries in a legal manner that is in full compliance with U.S. Export Law. All parties involved with any transaction contemplated by the Company are screened against the Denied Persons List (DPL) administered by the U.S. Department of Commerce, the Specially Designated Nationals List (SDNs) administered by the U.S. Department of Treasury, Office of Foreign Assets control, the Entity List administered by the U.S. Department of Commerce, the Statutorily Debarred Parties List administered by the U.S. Department of State, the Foreign Terrorist Organizations List administered by the U.S. Department of State, and the Unverified List administered by the U.S. Department of Commerce. These lists represent, in addition to terrorists and violators of U.S. Export Laws, and persons that the U.S. government agencies have deemed to be a risk. These lists may include government officers of another country or government controlled entities that could include hospitals and medical clinics. If any party to a transaction were on these lists, validated export or re-export licenses would be required.

     Therefore, as a result of the procedures described above, Kodak does not have any contacts that are with the government of any United States embargoed countries or entities that are affiliated with or controlled by the government of a United States embargoed country.

     Business activities in these countries are limited to export sales to independently owned distributors as well as medical clinics and hospitals provided they are not included on the lists described above. The Company is unable to determine the ownership and control of these medical clinics and hospitals. Products exported to these countries consist primarily of consumer film products, photofinishing products and medical products. Export sales to each of these countries are immaterial individually and in the aggregate to the Company's consolidated results. Refer to the Company's response to the Staff's comment #2 below for further discussion regarding the Company's assessment of the materiality of its activities in the countries discussed above.

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2.   Please discuss the materiality of the operations or other
     contacts described in response to the foregoing comment, and whether, individually or in the aggregate, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

     We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Oregon, Maine, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Further, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Cuba, Iran, Sudan, and Syria.

     As indicated above, the Company does not have any contacts with the governments of any United States embargoed countries, and the activity related to any country in which we conduct business is limited to export and re-export activity for which all necessary licenses have been received.

     Net sales for the year ended December 31, 2005 in Iran, Sudan and Syria were $14 million, $2 million and $3 million, respectively. Net sales for the year ended December 31, 2004 in Iran, Sudan and Syria were $13 million, $2 million and $3 million, respectively. Net sales for the year ended December 31, 2003 in Iran, Sudan and Syria were $8 million, $1 million and $3 million. There were no sales made to Cuba during any of these time periods. All sales made to these locations originated in countries outside the United States and were primarily related to consumer film products, photofinishing products and medical products.

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     The sales activity in each of the individual countries
     identified above represents less than 0.1% of consolidated net sales for each of the years ended December 31, 2005, 2004 and 2003, respectively. Further, in the aggregate, sales in these countries represent approximately 0.1% of consolidated net sales for each of the years ended December 31, 2005, 2004 and 2003, respectively. Kodak does not maintain any active companies in these countries. Therefore, there are no assets or liabilities related to these locations that would constitute a material investment risk for our security holders. Accordingly, the Company believes the nature of its operations in and the level of related activity in these embargoed countries does not represent a material investment risk, from a quantitative standpoint, for our security holders.

     The Company also recognizes the qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities on a company's reputation and share value. As indicated in the Company's response to the Staff's comment #1 above, Kodak only conducts business activities in United States embargoed countries in a legal manner. In addition, the activities that are conducted in Sudan, Syria and Iran consist of export sales to independently owned distributors as well as hospitals and medical clinics operating in those countries. The Company is unable to determine the ownership and control of these medical clinics and hospitals. These sales do not reflect operations of international subsidiaries of the Eastman Kodak Company in Sudan, Syria or Iran. As discussed above, the Company has no sales activities to Cuba.

     As a result of both the quantitative and qualitative factors discussed above, in the opinion of management, the activities with respect to Sudan, Syria, Iran and Cuba do not represent a material investment risk to our investors, nor is such activity material to the Company's financial statements.


Form 8-K filed August 1, 2006

3. We note your discussion of non-GAAP measures. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. In this regard, please revise future filings to address with sufficient precision the reason why management believes the presentation provides useful information to investors and the additional purposes for which you use these non-GAAP measures.

     Within the Company's Form 8-K filed August 1, 2006, the Company identifies several non-GAAP financial measures including "Digital revenue", "Traditional revenue", "New Technologies revenue", "Digital revenue growth", "Digital earnings", "Digital earnings from operations", "Digital earnings by segment", "Free cash flow", "Operating cash flow", "Investable cash flow" and "Earnings before interest, taxes, depreciation and amortization (EBITDA)".

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     The Company notes the Staff's comments and in future
     filings will provide more precise information related to the reasons why management believes the presentation of the following non-GAAP measures provide useful information to investors and the purposes for which the Company uses them: digital revenue, traditional revenue, new technologies revenue, digital revenue growth, digital earnings from operations, digital earnings, and digital earnings by segment. The Company believes disclosures related to the use of other non-GAAP financial measures are sufficiently precise.

     The Company is currently going through a transformation from a traditional products and services company to a digital products and services company. Once completed, the Company believes its transformation efforts will result in a business model consistent with what is necessary to compete profitably in digital markets. The Company believes that the presentation of digital revenue, traditional revenue, new technologies revenue, digital revenue growth, digital earnings from operations, digital earnings, and digital earnings by segment information is useful to investors while the transformation is ongoing, and management utilizes this information to assess the Company's progress in supplementing declining revenues from traditional products with revenues from digital and other new technologies and in introducing a lower cost business model consistent with the realities of a digital business.

     The Company also uses this information to compensate certain levels of employees. The Company has tied both short-term and long-term incentive programs to certain of these measures. Accordingly, in order to provide full disclosure of our results, including the necessary information required for investors to understand how the Company is progressing in its digital transformation, the Company provides this information to investors.

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4.   We note your disclosure that management views the company's performance based on three key metrics, namely, digital revenue growth, digital earnings growth, and the generation of cash. You also indicate that these digital measures form the basis of internal management's performance expectations and certain incentive compensation. However, we note that these are not the same segment performance measures as the "net sales from continuing operations" and "earnings (loss) from continuing operations before interest, other income (charges), net and income taxes", disclosed in your June 30, 2006 Form l0-Q. While we note the guidance in paragraph 30 of SFAS 131 relating to the use of more than one segment performance measure by the CODM, please address the following:

       - Confirm to us that these digital measures represent additional measures used by management to assess segment performance.

       - In future filings, when presenting these digital measures, include a clear statement to that effect, identifying the segment performance measures presented in your Form 10-Q, highlight the differences between the two groups of measures and clearly explain to investors how you use each of the measures, highlighting the differences, if any, in how you use each group of measures.

     In future filings, when presenting non-operational items affecting the company's results, please revise the introductory paragraph to clearly describe to investors what you mean by a "non-operational item." In addition, include clear cautionary disclosure that explains that the term as defined is specific to the company and that other companies may define the term differently.

     Certain of the Company's reportable segments include both traditional and digital products and services, as defined by the Company, and each segment has one single segment manager who is responsible for managing traditional and digital product and services strategic product groups comprising their respective segments. The segment managers at Kodak are the individuals who are directly accountable to, and maintain regular contact with, the Company's chief operating decision maker, Antonio Perez (Chairman and Chief Executive Officer). The chief operating decision maker uses net sales from continuing operations and earnings (loss) from continuing operations before interest, other income (charges), net and income taxes as measures in making decisions about allocating resources and assessing the performance of each segment. As noted above in the Company's response to the Staff's comment #3, digital revenue growth and digital earnings are additional metrics that are used to assess the Company's progress against its digital transformation objectives and, therefore, we agree that these are additional measures used by management to assess segment performance during this transformation period.

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     In future filings, when presenting these digital measures
     the Company will include a clear statement identifying the segment performance measures presented in its Form l0-Q, highlighting the differences noted in the preceding paragraph between the two sets of information and explaining the use of each set of information.

     The Company acknowledges the Staff's comment regarding the Company's presentation of non-operational items and will comply in future filings. The Company defines non-operational items as restructuring and related charges, legal settlements, in-process research and development charges related to acquisitions, significant gains and losses on sales of assets, asset impairments, the related tax effects of those items and certain other significant items not related to the Company's core operations. The Company will provide disclosure that explains that non-operational items are specific to the Company and that other companies may define the term differently.